SKY PETROLEUM, INC.

401 Congress Avenue, Suite 1540

Austin, Texas 78701

Phone: (512) 687-3427

November 8, 2006

Via: Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:     Ms. Jennifer Goeken

Re:	Response Letter to SEC Comments to Form 8-K/A-1 filed October 11, 2006
File No. 333-99455

Ladies and Gentlemen:

On behalf of Sky Petroleum, Inc. (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on October 12, 2006, in regard to the Form 8-K/A-1 filed by the Company on October 11, 2006 (“8-K/A”) (File No. 333-99455).

SEC Comments:

Item 4.01 Form 8-K/A-1, filed October 11, 2006

1.   Based on our telephone conversation with you legal counsel, we understand that you engaged the US firm of BDO Seidman, LLP as your new principal independent accountant and that the accountant referenced in your Form 8-K/A, BDO Patel and Al Saleh, of Dubai, United Arab Emirates, will perform certain fieldwork that will be relied upon by BDO Siedman, LLP. Please confirm, if true, that this is correct or otherwise advise.

2.   Please amend your filing to indicate the name and location of your new principal independent accountant that was engaged on September 29, 2006. In this regard, this accountant must be a firm registered with the Public Accounting Oversight Board.

3.   Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Company Response:

1.   Pursuant to our conversations with Jennifer Goeken on October 30, 2006, regarding the Company’s re-appointment of its former auditors, on November 8, 2006, we filed a Form 8-K which discloses the re-appointment of Beckstead and Watts, LLP as the Company’s principal independent auditor. As disclosed in the Form 8-K, Beckstead and Watts is registered with the Public Company Accounting Oversight Board.

Very truly yours,

SKY PETROLEUM, INC.

/s/ Michael Noonan _____________________________ Michael Noonan
VP Corporate and Secretary